DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

May 9, 2008

Via Courier and EDGAR

Michael McTiernan, Special Counsel
Angela McHale, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:                             Behringer Harvard Multifamily REIT I, Inc.
Amendment No. 3 to Form S-11
Filed on May 9, 2008

File No. 333-148414

(Confidential, For Use of the Commission Only)

Dear Mr. McTiernan and Ms. McHale

On behalf of our client, Behringer Harvard Multifamily REIT I, Inc. (the “Company”), a Maryland corporation, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Gerald J. Reihsen, III of the Company dated April 29, 2008 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the Staff’s numbered comments also reproduced below in bold.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 3, which have been marked to indicate the location of changes from the Registration Statement filed on April 16, 2008, together with copies of this response letter as filed with the Commission.  The page numbers included in our responses refer to the clean unmarked version of Amendment No. 3 as filed on EDGAR. The draft legal opinion (Exhibit 5.1) and draft tax opinion (Exhibit 8.1) are also included for the Staff’s review attached hereto as Exhibits A and B, respectively.

Form S-11 Registration Statement

Investment Limitations to Avoid Registration as an Investment Company, page 132

1.                                     We note your revised disclosure relating to your intent to rely on Section 3(c)(5)(C) of the Investment Company Act. The Division of Investment Management is currently reviewing your disclosure. We may have further comments.

Response:             The Company looks forward to a completed review by the Division of Investment Management in the very near term.

Financial Statements and Notes

General

2.                                     We have read your response to comment eight and will review your future amended S-11 for inclusion of updated prior performance information.

Response:             Per the Staff’s request, the Company has included updated prior performance information.

Note 3 – Summary Of Significant Accounting Policies

Valuation of Acquired Real Estate and Related Intangibles, page F-10

3.                                     We have read your response to comment 11. Please also make conforming changes to your discussion within MD&A on page 166 and the notes for Behringer Harvard Johns Creek Venture, LLC on page F-51.

Response:             In response to the Staff’s comment, the Company has made conforming changes to its discussion within the MD&A on page 166 and in the footnotes to the consolidated financial statements of Behringer Harvard Johns Creek Venture, LLC on page F-51.

Organization and Offering Costs, page F-13

4.                                     We have read your response to comment 10 and note that the last paragraph of this accounting policy note states that the full amount of your total obligation under the O&O Fee for the private offering and O&O Reimbursement for the public offering costs have been recognized in the financial statements based on SFAS 5. This statement appears to be inconsistent with the response and the revisions you have made to the note as outlined in the comments included below. It appears that you have reflected an accrual for the amount of the reimbursement determined to be probable under SFAS 5 as of each balance

2

sheet date based on the proceeds received from the private offering or the public offering as of that date. Please revise accordingly.

Response:             In response to the Staff’s comment, the Company has revised footnote 2 to the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. as of December 31, 2007 to clarify its accounting policy for the calculation of accrued liabilities under the O&O Fee and O&O Reimbursements in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”.

5.                                     Refer to the first paragraph under this heading describing the accrual for O&O costs for the private offering. You have indicated that the full amount of the obligation under the O&O Fee for the private offering has been recorded as an offset to additional paid in capital. You have also indicated that $1.1 million of offering costs have been incurred by your advisor and its affiliates as of December 31, 2006 for which you have no obligation. To clarify your accounting in this area please disclose the following:

•                                          Disclose the total amount of private offering costs that have been incurred by the advisor and its affiliates as of each balance sheet date.

•                                          Disclose the dollar amount of these private offering costs that you have recorded as a liability under SFAS 5 with an offsetting debit to equity as of each balance sheet date.

•                                          Clarify how you have determined the amount to be accrued under SFAS 5 to reflect the liability to the advisor and its affiliates to repay these costs. Your response and disclosure suggests that the reimbursement liability for the private offering was determined as 1.5% of the actual private offering proceeds received to date. Clarify if this is the case and if so that it reflects the probable reimbursement amount as of each balance sheet date.

Response:             In response to the Staff’s comment, the Company has revised footnote 2 to the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. as of December 31, 2007 to include disclosures clarifying:

•                  Total amount of private offering costs that have been incurred by the advisor and its affiliates as of each balance sheet date.

•                  The dollar amount of these private offering costs that has been recorded with an offsetting debit to equity as of each balance sheet date, as well as the calculation of the accrued liability balance.

•                  How the Company determined the amount to be recorded under Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” to reflect the liability to the advisor and its affiliates to repay these costs.  The Company also clarified its accounting policy for the calculation of accrued liabilities under the O&O Fee in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”.

3

6.                                     The second to last paragraph under this heading where you have described your accrual for the public offering costs incurred on your behalf should be revised to describe how the reimbursement accrual will be determined under SFAS 5 for the O&O Reimbursement, once the public offering has begun. For example, the accrual under SFAS 5 is determined as 1.5% of the public offering proceeds to date which represents the probable reimbursement amount as of each balance sheet date.

Response:             In response to the Staff’s comment, the Company has revised footnote 2 to the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. as of December 31, 2007 to clarify its accounting policy for the calculation of accrued liabilities under the O&O Reimbursements in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”.  In addition, the Company has clarified its accounting policy to state that it will begin this calculation upon commencement of its public offering.

Note 4- Unconsolidated Real Estate Joint Ventures, page F-15

7.                                     We have read your response to comment 12. It is not clear how earning interest prior to the contract execution date provides a rationale for you to retain a portion of accrued interest on your balance sheet for a loan that has been deconsolidated. We also note that the accrued interest balance has increased from ~S42K as of September 30, 2007 to ~S70K as of December 31, 2007. Please explain why this balance would have increased over this time period when the loan was deconsolidated in June 2007.

Response:             The Company supplementally advises the Staff that substantially all of the increase in the accrued interest balance from September 30, 2007 to December 31, 2007 was for interest due on its refundable deposits and was unrelated to interest earned on mortgage loans.  The following items were included in the mortgage note receivable balance in its consolidated financial statements as of December 31, 2007:  interest due on its refundable deposits of $28,000, interest due on the Lovers Lane Townhomes Senior Mezzanine Loan of $42,000 before it was deconsolidated, interest due on the Lovers Lane Townhomes Junior Mezzanine Loan of $73, and principal due on the Lovers Lane Townhomes Junior Mezzanine Loan of $1,000.  The Company has disclosed the interest and non-interest components of the mortgage note receivable balance, as well as its accounting policy for the Senior Mezzanine Loan prior to deconsolidation, in footnote 4 to the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. for the year ended December 31, 2007.  In response to the Staff’s comment, the Company will make the following reclassifications in the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. for the period ended March 31, 2008: (a) accrued interest receivable balance on refundable deposits of approximately $28,000 will be reclassified into other assets, and (b) accrued interest receivable balance on the Lovers Lane Townhomes Senior Mezzanine Loan of approximately $42,000 will be reclassified into investments in unconsolidated real estate joint ventures.  The Company does not believe these reclassifications are required on the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. as of December 31, 2007 as they do not

4

represent a materially different presentation to the financial statements taken as a whole.  The total reclassification of $69,913 represents 0.06 percent of total assets as of December 31, 2007.

Pro-Forma Consolidated Financial Information

8.                                     We note you have provided a pro forma consolidated statement of operations for the year ended December 31, 2007 and the period from August 4, 2006 (Inception) to December 31, 2006. Tell us how you considered Rule 11-02(c)(2) of Regulation S-X, which stipulates that a pro forma consolidated statement of operations should only be filed for the most recent fiscal year and for the interim period since the most recent fiscal year. Please clarify or revise accordingly.

Response:             In response to the Staff’s comment, the Company has removed from the unaudited pro forma consolidated statement of operations and the unaudited notes to pro forma consolidated financial statements all financial information and footnotes related to the period from August 4, 2006 (date of inception) to December 31, 2006.

As counsel to the Company, we greatly appreciate the Staff’s assistance in processing this filing.   If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 799-4215 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

By:	/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner

Cc:	Linda van Doorn, SEC Senior Assistant Chief Accountant
Wilson Lee, SEC Staff Accountant
Gerald J. Reihsen, III, Behringer Harvard Multifamily REIT I, Inc.

5

Exhibit A

DRAFT

DLA Piper US LLP
414 Parklake Avenue, Suite 1300
Raleigh, North Carolina 27612-2350
T 919.786.2000
F 919.786.2200
W www.dlapiper.com

May  , 2008

Board of Directors

Behringer Harvard Multifamily REIT I, Inc.

15601 Dallas Parkway, Suite 600

Addison, Texas 75001

Re:                               Registration Statement on Form S-11

Ladies and Gentlemen:

We serve as special Maryland counsel to Behringer Harvard Multifamily REIT I, Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of the sale and issuance by the Company of up to 150,000,000 shares (the “Shares”) of common stock, $.0001 par value per share, of the Company (“Common Stock”), pursuant to the Registration Statement on Form S-11 (No. 333-148414) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”).  This opinion is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.             The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the Act;

2.             The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.             The Bylaws of the Company, certified as of the date hereof by the Secretary of the Company;

4.             Resolutions (the “Board Resolutions”) adopted by the Board of Directors of the Company (the “Board”), relating to the registration, sale and issuance of the Shares, certified as of the date hereof by the Secretary of the Company;

5.             A certificate of the SDAT as to the good standing of the Company, dated as of the date hereof; and

6.             A certificate executed by Daniel J. Rosenberg, Secretary of the Company, dated as of the date hereof.

In expressing the opinion set forth below, we have assumed the following:

1.             Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.             Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.             Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding.

4.             All Documents submitted to us as originals are authentic.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all such Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All statements and information contained in the Documents are true and complete.  There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5.             The Company will file articles of amendment and restatement with the SDAT in substantially the form of the Articles and such filing will become effective prior to the issuance of the Shares.  The final versions of all Documents reviewed by us in draft form will conform to such drafts in all respects material to the opinion expressed herein.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.             The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.             The Shares have been duly authorized and, upon delivery of the Shares in the manner contemplated by the Resolutions, will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland.  The opinions expressed herein are subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein under the heading “Legal Matters.”  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Exhibit B

DRAFT

DLA Piper US LLP
203 North LaSalle Street, Suite 1900
Chicago, Illinois 60601-1293
T (312) 368-4000
F (312) 236-7516

May  , 2008

Board of Directors

Behringer Harvard Multifamily REIT I, Inc.

15601 Dallas Parkway, Suite 600

Addison, Texas  75001

Re:          Tax Opinion for REIT Status and Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as counsel to Behringer Harvard Multifamily REIT I, Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (as amended from time to time, the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) relating to the proposed offerings of a maximum of 120,000,000 shares of the Company’s common stock at $10.00 per share and a maximum of 30,000,000 shares of the Company’s common stock pursuant to the Company’s distribution reinvestment plan at $9.50 per share.  This opinion letter is furnished at the request of the Company so that the Registration Statement may fulfill the requirements of Item 601(b)(8) of Regulation S-K.

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)          the Registration Statement;

(2)          the charter of the Company, certified as of a recent date by the State Department of Assessments and Taxation of Maryland;

(3)          the Company’s restated charter, in the form filed as an exhibit to the Registration Statement (the “Restated Charter”);

(4)          the Company’s amended and restated bylaws, as filed as an exhibit to the Registration Statement (the “Amended and Restated Bylaws”);

(5)          the Amended and Restated Agreement of Limited Partnership of Behringer Harvard Multifamily OP I LP (the “Operating Partnership”); and

(6)          such other documents as may have been presented to us by the Company from time to time.

In addition, we have relied upon the factual representations contained in the Company’s certificate, dated as of the date thereof, executed by a duly appointed officer of the Company, setting forth certain representations relating to the organization and proposed operation of the Company, the Operating Partnership, and their respective subsidiaries.

For purposes of our opinion, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of  all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the assumption that the Company, the Operating Partnership, and their respective subsidiaries (if any) will each be operated in the manner described in the Amended and Restated Charter, Amended and Restated Bylaws, the Operating Partnership’s Amended and Restated Agreement of Limited Partnership, and the other organizational documents of each such entity and their subsidiaries, as the case may be, and all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including if any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under Sections 856 through 860 of the Code (a “REIT”) depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of the Company for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that

(i) the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s taxable year ending December 31, 2007, and the Company’s present and proposed method of operations will permit the Company to continue to so qualify, and

(ii) the discussion in the Registration Statement, under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is accurate in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinion. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussions of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Federal Income Tax Considerations.” We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under the Securities Act of 1933, as amended (the “Act”) pursuant to Item 601(b)(8) of Regulation S-K, 17 C.F.R ss. 229.601(b)(8), and the reference to DLA Piper US LLP contained in the Registration Statement.  In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Very truly yours,